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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2003


                           ID BIOMEDICAL CORPORATION
                               (Registrant's name)
                          Commission File No. 0-020390

                          1510 - 800 WEST PENDER STREET
                              VANCOUVER, BC V6C 2V6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F          Form 40-F   X
                             -----              -----

Indicate by check mark whether the registrant is submitting the Form 6-K in paper to file its Annual Report as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes          No   X
                             -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                            ID Biomedical Corporation

Date: January 16, 2003                      By    /s/ Anthony F. Holler
                                               ---------------------------------
                                               Name:  Anthony F. Holler
                                               Title: CEO


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                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.   REPORTING ISSUER
          STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

          ID Biomedical Corporation (the "Company")
          1510 - 800 West Pender
          Vancouver, BC
          V6C 2V6

          Telephone: (604) 431-9314
          Fax:       (604) 431-9378

ITEM 2.   DATE OF MATERIAL CHANGE

          January 15, 2003.

ITEM 3.   PRESS RELEASE
          STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

          A press release was issued by the Company on January 15, 2003 at Vancouver, British Columbia.

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE

          ID Biomedical announced that it has been awarded a subcontract from Dynport Vaccine Company, LLC ("DVC"), relating to the development of a second-generation, subunit Plague vaccine.


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ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          ID Biomedical announced that it has been awarded a subcontract from DVC relating to the development of a second-generation, subunit Plague vaccine. The subcontract provides ID Biomedical with approximately
          US $6 million to clone, express and produce under current Good Manufacturing Practices a subunit recombinant Plague vaccine antigen. The parties expect the majority of the project to be concluded this calendar year.

          No additional details of the agreement were made available.

ITEM 6.   RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

          IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON
          SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

          This report is NOT being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   SENIOR OFFICERS

          For further information please contact:

          Name:      Todd R. Patrick
          Title:     President/Chief Operating Officer
          Telephone: (604) 431-9314

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material changes referred to herein.

          DATED at Vancouver, British Columbia, this 16th day of January, 2003.


                                            ____________________________________
                                            Deborah Bowers,
                                            Corporate Secretary


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